Exhibit 99.1

CENTOGENE Accelerates Global Genetic Data Interpretation, Launching FilterTool Application as Accessory to CentoCloud® Bioinformatics Pipeline

Enabling Rapid and Reliable Diagnosis and Research of Rare Genetic Diseases Around the World

•	CENTOGENE’s FilterTool aims to fuel rapid, reliable analysis for diagnosis and research of rare genetic diseases by significantly reducing time- and resource-intensive processes – enabling users to display, filter, select, and classify variants

•	FilterTool is one of the first applications to receive CE mark under new In Vitro Diagnostic Regulation (IVDR) from the European Parliament

•	FilterTool’s unique design has been driven by CENTOGENE’s team of physicians and geneticists to meet physicians’ and medical geneticists’ needs worldwide

•	Pairing FilterTool with CENTOGENE’s CentoCloud® Software as a Service (SaaS) bioinformatics pipeline utilizes prioritization algorithm that delivers the top 25 most relevant variants responsible for patient symptoms from possible tens of thousands

CAMBRIDGE, Mass., ROSTOCK, Germany and BERLIN, April 26, 2023 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the launch of FilterTool, an advanced web-based application for genetic data interpretation.

The new FilterTool application seamlessly integrates with CENTOGENE’s CE-marked Software as a Service (SaaS) bioinformatics pipeline, CentoCloud®, as an accessory and enables laboratories, medical experts, and bioinformaticians to efficiently display, filter, select, and classify relevant genetic variants identified by Next Generation Sequencing (NGS) data analysis. This will allow CentoCloud® users to visualize key genetic variants of concern for any given patient.

This state-of-the-art FilterTool functionality will empower users around the world to make clinical decisions for their patients, fueled by the knowledge of approximately 700,000 individuals from over 120 highly diverse countries in the CENTOGENE Biodatabank. The FilterTool is powered by this vast multiomic dataset containing unique variants and insights from over 2,500 rare and neurodegenerative diseases and integrates less specialized common public databases. In turn, this will support accelerated diagnostic turnaround times for patients and bring greater insights into the genetic factors of diseases for physicians and researchers.

The strength of pairing the FilterTool with CentoCloud® is underlined by the uniquely integrated feature that allows users to select the top 25 disease-causing variants out of the tens of thousands of variants found in a typical exome analysis.

These advanced filters are based on extensively curated annotations from CENTOGENE’s team of medical and bioinformatics experts, proprietary prioritization ranks and scores, and the American College of Medical Genetics and Genomics (ACMG) guideline-based pre-classification.

“At CENTOGENE, we deliver data-driven, life-changing answers to accelerate precision medicine, and this latest application release is the embodiment of our mission,” said Prof. Peter Bauer, CENTOGENE’s Chief Medical and Genomic Officer. “The new FilterTool application is an innovation that was designed by physicians, for physicians, and when combined with CentoCloud®, significantly accelerates genetic variant interpretation. Ultimately, this paves the way to enhanced diagnostics and supports breakthrough discoveries.”

CENTOGENE’s FilterTool is one of the world’s only CE-marked In Vitro Diagnostic Regulation (IVDR 2017/746) filtering applications to support experts in genomic diagnostics, following new regulatory framework from the European Parliament last year.

To schedule a demo and learn more about how CentoCloud® and the FilterTool application facilitate the same high quality and diagnostic accuracy as CENTOGENE offers in its own certified state-of-the-art labs, visit: https://link.centogene.com/3QUJLSk

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com